SUB-ITEM 77I:  Terms of new or amended securities

On December 12, 2012, the Board of Trustees of the Stralem Equity Fund approved a ten-for-one stock split for both the Institutional and Adviser Class shares held on the record date. The additional shares of stock were distributed on February 22, 2013 to shareholders of record as of February 21, 2013.